Exhibit 99.1

Aphria Inc.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND NINE MONTHS ENDED FEBRUARY 28, 2019 AND FEBRUARY 28, 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise noted)

Aphria Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited – In thousands of Canadian dollars)

	Note	February 28, 2019	May 31, 2018

Assets
Current assets
Cash and cash equivalents		$ 107,502	$ 59,737
Marketable securities	4	27,234	45,062
Accounts receivable		44,142	3,386
Other current assets	5	24,615	14,384
Inventory	6	86,227	22,150
Biological assets	7	7,261	7,331
Assets held for sale		--	40,620
Current portion of convertible notes receivable	12	11,500	1,942
		308,481	194,612
Capital assets	9	466,349	303,151
Intangible assets	10	388,125	226,444
Convertible notes receivable	12	18,542	16,129
Interest in equity investees	13	9,604	4,966
Long-term investments	14	125,325	46,028
Promissory notes receivable	15	61,809	--
Goodwill	11	674,412	522,762
		$ 2,052,647	$ 1,314,092
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$ 125,598	$ 31,517
Income taxes payable		1,568	3,584
Deferred revenue		28,171	2,607
Current portion of promissory note payable	18	489	610
Current portion of long-term debt	19	14,612	2,140
Current portion of option payment liability	20	6,765	--
Current portion of derivative liability		--	3,396
		177,203	43,854
Long-term liabilities
Long-term debt	19	62,279	28,337
Option payment liability	20	14,277	--
Derivative liability		--	9,055
Deferred tax liability	16	86,452	59,253
		340,211	140,499
Shareholders’ equity
Share capital	21	1,653,191	1,113,981
Warrants	22	1,336	1,375
Share-based payment reserve		33,218	22,006
Accumulated other comprehensive loss		(61)	(801)
Non-controlling interest	24	29,569	9,580
Retained earnings (deficit)		(4,817)	27,452
		1,712,436	1,173,593
		$ 2,052,647	$ 1,314,092

Nature of operations (Note 1), Commitment and contingencies (Note 32), Subsequent events (Note 34)

Approved on behalf of the Board:

“John Herhalt”	“Irwin Simon”
Signed: Director	Signed: Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

2

Aphria Inc.

Condensed Interim Consolidated Statements of Income and Comprehensive Income

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

		For the three months ended February 28,		For the nine months ended February 28,
	Note	2019	2018	2019	2018
Revenue from cannabis produced		$ 17,862	$ 10,267	$ 52,816	$ 24,891
Distribution revenue		57,599	--	58,745	--
Other revenue		545	--	2,261	--
Excise taxes		(2,424)	--	(5,280)	--

Net revenue		73,582	10,267	108,542	24,891

Production costs	6	10,175	2,355	24,477	6,447
Cost of goods purchased		49,745	--	50,856	--
Other costs of sales		296	--	1,228	--

Gross profit before fair value adjustments		13,366	7,912	31,981	18,444

Fair value adjustment on sale of inventory	6	5,542	3,443	18,075	7,250
Fair value adjustment on growth of biological assets	7	(9,471)	(4,101)	(23,136)	(11,481)

Gross profit		17,295	8,570	37,042	22,675
Operating expenses:
General and administrative	25	22,434	2,794	43,561	6,502
Share-based compensation	26	14,300	5,959	22,996	10,668
Selling, marketing and promotion		6,948	2,991	20,025	7,758
Amortization		3,665	755	9,556	1,270
Research and development		223	110	1,097	280
Impairment	11	58,039	--	58,039	--
Transaction costs		942	4,253	2,930	4,253
		106,551	16,862	158,204	30,731

Operating income (loss)		(89,256)	(8,292)	(121,162)	(8,056)

Non-operating income (loss)	27	(30,416)	25,308	89,304	50,635
Income (loss) before income taxes (recovery)		(119,672)	17,016	(31,858)	42,579

Income taxes (recovery)	16	(11,463)	4,072	401	8,139
Net income (loss)		(108,209)	12,944	(32,259)	34,440

Other comprehensive gain (loss)
Other comprehensive gain (loss)		(61)	--	(61)	(801)
Net comprehensive income (loss)		$ (108,270)	$ 12,944	$ (32,320)	$ 33,639

Total comprehensive income (loss) is attributable to:
Shareholders of Aphria Inc.		(107,886)	12,945	(31,529)	33,640
Non-controlling interest	24	(384)	(1)	(791)	(1)
		$ (108,270)	$ 12,944	$ (32,320)	$ 33,639

Weighted average number of common shares - basic		250,149,598	161,120,698	240,106,147	147,274,372
Weighted average number of common shares - diluted		250,149,598	167,494,603	240,106,147	153,189,773

Earnings (loss) per share - basic	29	$(0.43)	$ 0.08	$(0.13)	$ 0.23
Earnings (loss) per share - diluted	29	$(0.43)	$ 0.08	$(0.13)	$ 0.22

The accompanying notes are an integral part of these condensed interim consolidated financial statements

3

Aphria Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited – In thousands of Canadian dollars, except share amounts)

	Number of common shares	Share capital (Note 21)	Warrants (Note 22)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 24)	Retained earnings (deficit)	Total

Balance at May 31, 2017	138,628,704	$ 274,317	$ 445	$ 3,230	$ --	$ --	$ (4,123)	$ 273,869
Share issuance - November 2017 bought deal	12,689,675	86,661	--	--	--	--	--	86,661
Share issuance - Broken Coast acquisition	8,363,651	109,000	--	--	--	--	--	109,000
Share issuance - January 2018 bought deal	14,373,675	214,168	--	--	--	--	--	214,168
Share issuance - warrants exercised	1,584,036	2,400	--	--	--	--	--	2,400
Share issuance - options exercised	2,053,000	5,338	--	(2,000)	--	--	--	3,338
Share issuance - deferred share issuance costs	5,050	62	--	--	--	--	--	62
Share-based payments	--	--	--	9,769	--	--	--	9,769
Income tax recovery on share issuance costs	--	3,002	--	--	--	--	--	3,002
Shares held in escrow for services not yet earned	--	187	--	--	--	--	--	187
Non-controlling interest	--	--	--	--	--	9,800	--	9,800
Net comprehensive income for the period	--	--	--	--	(801)	(1)	34,441	33,639
Balance at February 28, 2018	177,697,791	$ 695,135	$ 445	$ 10,999	$ (801)	$ 9,799	$ 30,318	$ 745,895

	Number of common shares	Share capital (Note 21)	Warrants (Note 22)	Share-based payment reserve	Accumulated other comprehensive loss	Non- controlling interest (Note 24)	Retained earnings (deficit)	Total

Balance at May 31, 2018	210,169,924	$ 1,113,981	$ 1,375	$ 22,006	$ (801)	$ 9,580	$ 27,452	$ 1,173,593
Share issuance - June 2018 bought deal	21,835,510	245,925	--	--	--	--	--	245,925
Additional share issuance - Broken Coast acquisition	19,963	297	--	--	--	--	--	297
Share issuance - LATAM acquisition	15,678,310	273,900	--	--	--	11,341	--	285,241
Share issuance - warrants exercised	448,518	1,609	(39)	--	--	--	--	1,570
Share issuance - options exercised	2,429,177	14,053	--	(9,192)	--	--	--	4,861
Income tax recovery on share issuance costs	--	3,426	--	--	--	--	--	3,426
Share-based payments	--	--	--	20,404	--	--	--	20,404
Elimination of CTA on disposal of equity investee	--	--	--	--	801	--	(801)	--
Non-controlling interest	--	--	--	--	--	9,439	--	9,439
Net comprehensive income for the period	--	--	--	--	(61)	(791)	(31,468)	(32,320)
Balance at February 28, 2019	250,581,402	$ 1,653,191	$ 1,336	$ 33,218	$ (61)	$ 35,737	$ (4,817)	$ 1,718,604

The accompanying notes are an integral part of these condensed interim consolidated financial statements

4

Aphria Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited – In thousands of Canadian dollars)

		For the nine months ended February 28,
	Note	2019	2018
Cash generated from (used in) operating activities:
Net income (loss) for the period		$ (32,259)	$ 34,440
Adjustments for:
Other comprehensive income		(61)	--
Future income taxes	16	(4,297)	6,030
Fair value adjustment on sale of inventory	6	18,075	7,250
Fair value adjustment on growth of biological assets	7	(23,136)	(11,481)
Loss on marketable securities	4	151	2,193
Unrealized foreign exchange gain		(28)	(60)
Amortization	9,10	14,329	2,869
Loss on sale of capital assets	9	--	191
Impairment	11	58,039	--
Unrealized loss (gain) on convertible notes receivable	12	1,087	(1,731)
Gain on dilution of ownership in equity investee	13	(2,210)	(7,535)
Loss from equity investees	13	830	9,281
Gain on sale of equity investee	13	(57,351)	(26,347)
Deferred gain recognized		(618)	(700)
Consulting revenue	18	--	(689)
Other non-cash items		(86)	6
Share-based compensation	26	22,996	10,668
Gain (loss) on long-term investments	28	(23,235)	(39,701)
Unrealized loss on financial liabilities	13	1,109	16,850
Transaction costs		--	4,253
Change in non-cash working capital	30	(9,890)	(5,217)
		(36,555)	570
Cash provided by financing activities:
Share capital issued, net of cash issuance costs		245,925	195,661
Share capital issued on warrants and options exercised		6,431	5,800
Proceeds from non-controlling interest		--	9,800
Advances from related parties	8	988	9,260
Repayment of amounts due to related parties	8	(988)	(8,764)
Proceeds from long-term debt	19	27,841	--
Repayment of long-term debt	19	(1,702)	(620)
		278,495	211,137
Cash used in investing activities:
Investment in marketable securities	4	--	(7,365)
Proceeds from disposal of marketable securities	4	17,677	38,271
Investment in capital and intangible assets, net of shares issued	9,10	(162,194)	(153,605)
Proceeds from disposal of capital assets	9	--	200
Convertible notes advances	12	(15,000)	(14,001)
Repayment of convertible notes receivable		1,942	640
Investment in long-term investments and equity investees		(70,677)	(45,746)
Proceeds from disposal of long-term investments and equity investees		56,962	7,468
Net cash paid on business acquisitions and investment in CannInvest Africa Ltd.		(22,885)	1,956
		(194,175)	(172,182)
Net increase in cash and cash equivalents		47,765	39,525
Cash and cash equivalents, beginning of period		59,737	79,910
Cash and cash equivalents, end of period		$ 107,502	$ 119,435

The accompanying notes are an integral part of these condensed interim consolidated financial statements

5

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of operations

Aphria Inc. (the "Company" or “Aphria”) existing under the laws of Business Corporations Act (Ontario) and is licensed to produce and sell cannabis under The Cannabis Act. In February 2018, the Company acquired Broken Coast Cannabis Ltd. (“Broken Coast”) (Note 11). Broken Coast is licensed to produce and sell cannabis under The Cannabis Act. In March 2018, the Company acquired Nuuvera Inc. (“Nuuvera”) (Note 11). Nuuvera is an international organization with a focus on building a global cannabis brand, with operations in Germany, Italy, Malta, and Lesotho. In January 2019, Aphria through wholly-owned subsidiary Nuuvera Deutschland GmbH acquired CC Pharma GmbH (“CC Pharma”) (Note 11). CC Pharma is a leading distributor of pharmaceutical products, including medical cannabis, to more than 13,000 pharmacies in Germany. In September 2018, the Company acquired LATAM Holdings Inc. (“LATAM”) (Note 11). This purchase provides Aphria an early foothold into the Latin American cannabis market whereby LATAM holds licenses and license applications presently in-process for production, import, export and sale of cannabis and cannabis derivatives in Colombia, Argentina and Jamaica.

In July 2018, Aphria Inc. and its wholly-owned subsidiary, Pure Natures Wellness Inc. (o/a Aphria) amalgamated.

1974568 Ontario Ltd. (“Aphria Diamond”) is a 51% majority owned subsidiary of the Company, incorporated in November 2017. Aphria Diamond has applied for its cultivation licence under the provisions of The Cannabis Act.

The registered office of the Company is located at 1 Adelaide Street East Suite 2310, Toronto, Ontario.

The Company’s common shares are listed under the symbol “APHA” on the Toronto Stock Exchange (“TSX”) in Canada and the New York Stock Exchange (“NYSE”) in the United States.

These condensed interim consolidated financial statements were approved by the Company’s Board of Directors on April 14, 2019.

2.	Basis of preparation

(a)	Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting”. These condensed interim consolidated financial statements do not include all notes of the type normally included within the annual financial report and should be read in conjunction with the audited financial statements of the Company for the year ended May 31, 2018, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee.

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value and biological assets that are measured at fair value less costs to sell, as detailed in the Company’s accounting policies.

(c)	Foreign currency

All figures presented in the condensed interim consolidated financial statements are reflected in Canadian dollars; however, the functional currency of the Company includes the Canadian dollar and the Euro.

Foreign currency transactions are translated to the respective functional currencies of the Company’s entities at the exchange rates in effect on the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate applicable at the statement of financial position date. Non-monetary items carried at historical cost denominated in foreign currencies are translated to the functional currency at the date of the transactions. Non-monetary items carried at fair value denominated in foreign currencies are translated to the functional currency at the date when the fair value was determined. Realized and unrealized exchange gains and losses are recognized through profit and loss.

On consolidation, the assets and liabilities of foreign operations reported in their functional currencies, including marketable securities, long-term investments and promissory notes payable, are translated into Canadian dollars, the Group’s presentation currency, at period-end exchange rates. Income and expenses, and cash flows of foreign operations are translated into Canadian dollars using average exchange rates. Exchange differences resulting from translating foreign operations are recognized in other comprehensive income and accumulated in equity. The Company and all of its subsidiaries functional currency is Canadian dollars, with the exception of CC Pharma whose functional currency is the Euro.

6

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(d)	Basis of consolidation

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly and indirectly, to govern the financial and operating policies of an entity and be exposed to the variable returns from its activities. The financial statements of subsidiaries are included in the condensed interim consolidated financial statements from the date that control commences until the date that control ceases.

Subsidiaries	Jurisdiction of incorporation	Ownership interest (1)
Aphria (Arizona) Inc. (2)	Arizona, United States	100%
Cannan Growers Inc.	British Columbia, Canada	100%
Nuuvera Inc.	Ontario, Canada	100%
Nuuvera Holdings Limited	Ontario, Canada	100%
ARA - Avanti Rx Analytics Inc.	Ontario, Canada	100%
Avalon Pharmaceuticals Inc.	Ontario, Canada	100%
Nuuvera Israel Ltd. (2)	Israel	100%
Nuuvera Deutschland GmbH	Germany	100%
Aphria Deutschland GmbH	Germany	100%
FL-Group	Italy	100%
Broken Coast Cannabis Ltd.	British Columbia, Canada	100%
Goodfields Supply Co. Ltd.	United Kingdom	100%
LATAM Holdings Inc.	British Columbia, Canada	100%
MMJ Columbia Partners Inc.	Ontario, Canada	100%
Marigold Acquisitions Inc.	British Columbia, Canada	100%
Hampstead Holdings Ltd.	Bermuda	100%
MMJ International Investments Inc.	British Columbia, Canada	100%
ABP, S.A.	Argentina	100%
CC Pharma GmbH	Germany	100%
CC Pharma Research and Development GmbH	Germany	100%
Marigold Projects Jamaica Limited	Jamaica	95%
Nuuvera Malta Ltd.	Malta	90%
ASG Pharma Ltd.	Malta	90%
QSG Health Ltd.	Malta	90%
ColCanna S.A.S.	Colombia	90%
CC Pharma Nordic ApS	Denmark	75%
1974568 Ontario Ltd.	Ontario, Canada	51%
Aphria Terra S.R.L.	Italy	50.1%
Aphria Italy S.p.A.	Italy	51%
CannInvest Africa Ltd.	South Africa	50%
Verve Dynamics Incorporated (Pty) Ltd.	Lesotho	30%

(1)	The Company defines ownership interest as the interest in which the Company is entitled a proportionate share of net income. Legal ownership of some subsidiaries may differ from ownership interest shown above.
(2)	Represents inactive subsidiaries, which have no operations and do not own any assets, save and except for related party balances owing to the Company.

Intragroup balances, and any unrealized gains and losses or income and expenses arising from transactions with jointly controlled entities are eliminated to the extent of the Company’s interest in the entity.

The Company treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Company. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in a separate reserve within equity attributable to the owners of the Company.

7

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(e)	Amalgamations

Effective June 1, 2017, CannWay Pharmaceuticals Ltd. (“CannWay”), a wholly-owned subsidiary of the Company, was amalgamated with Pure Natures Wellness Inc. (o/a Aphria). The Company has historically presented all balances and activities of CannWay as a fully consolidated entity for financial statement presentation purposes. As of the date of amalgamation, CannWay did not have any assets or outstanding liabilities. There are no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Effective July 23, 2018, Pure Natures Wellness Inc. (o/a Aphria). (“PNW”), a wholly-owned subsidiary of the Company, was amalgamated with Aphria Inc. The Company had historically presented all balances and activities of PNW as a fully consolidated entity for financial statement presentation purposes. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

Effective February 1, 2019, 2589671 Ontario Inc. and 2589674 Ontario Inc., each a wholly-owned subsidiary of the Company, were amalgamated with Avalon Pharmaceuticals Inc. The Company has historically presented all balances and activities of 2589671 Ontario Inc., 2589674 Ontario Inc. and Avalon Pharmaceuticals Inc. as a fully consolidated entity for financial statement presentation purposes. There were no material changes to be considered prospectively or to the comparative consolidated statements as a result of the amalgamation.

(f)	Interest in equity investees

The Company’s interest in equity investees is comprised of its interest in Althea Company Pty Ltd. (“Althea”).

In accordance with IFRS 10, associates are those in which the Company has significant influence, but not control or joint control over the financial and accounting policies.

Interests in associates are accounted for using the equity method in accordance with IAS 28. They are recognized initially at cost, which includes transaction costs. After initial recognition, the condensed interim consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity investees until the date on which significant influence ceases.

If the Company’s share of losses in an equity investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in these entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The carrying amount of equity investments is tested for impairment in accordance with the policy described in the annual audited financial statements.

3.	Significant accounting policies

These condensed interim consolidated financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the year ended May 31, 2018.

New standards applicable during the reporting period

IFRS 9 - Financial Instruments; Classification and Measurement, effective for annual periods beginning on or after January 1, 2018, with early adoption permitted, introduces new requirements for the classification, measurement and derecognition of financial instruments and introduces a new impairment model for financial assets.

8

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Under IFRS 9, financial instruments are initially measured at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs. Subsequently, all assets within scope of IFRS 9 are measured at:

(i)	Amortized cost;
(ii)	Fair value through other comprehensive income (“FVOCI”); or
(iii)	Fair value through profit or loss (“FVTPL”).

The classification is based on whether the contractual cash flows give rise to payments on specified dates that are solely payments of principal and interest (the “SPPI test”), and the objective of the Company’s business model is to hold assets only to collect cash flows, or to collect cash flows and to sell (the “Business Model test”). Financial assets are required to be reclassified only when the business model under which they are managed has changed. All reclassifications are to be applied prospectively from the reclassification date.

The impairment requirements under IFRS 9 are based on an expected credit loss (“ECL”) model, replacing the IAS 39 incurred loss model. The expected credit loss model applies to debt instruments recorded at amortized cost or at FVOCI, such as loans, debt, securities and trade receivables, lease receivables and most loan commitments and financial guarantee contracts.

The following table summarizes the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 for each class of the Company’s financial assets and financial liabilities:

Financial assets/liabilities	IAS 39 Classification	IFRS 9 Classification
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	FVTPL	FVTPL
Accounts receivable	loans and receivables	amortized cost
Other receivables	loans and receivables	amortized cost
Convertible notes receivable	AFS	FVTPL
Long-term investments	FVTPL	FVTPL
Accounts payable and accrued liabilities	other financial liabilities	other financial liabilities
Income taxes payable	other financial liabilities	other financial liabilities
Promissory note payable	other financial liabilities	other financial liabilities
Long-term debt	other financial liabilities	other financial liabilities
Derivative liability	derivative financial instruments	FVTPL

There were no other changes on adoption aside from the above classification changes.

IFRS 15 - Revenue from Contracts with Customers; effective for annual periods beginning on or after January 1, 2018, specifies how and when to recognize revenue, based on five-step model, and enhances relevant disclosures to be applied to all contracts with customers.

The Company has applied IFRS 15 retrospectively and determined that there is no change to the comparative periods or transitional adjustments required as a result of the adoption of this standard. The Company’s accounting policy for revenue recognition under IFRS 15 is as follows:

To recognize revenue under IFRS 15, the Company applies the following five steps:

1.	Identify the contract(s) with a customer
2.	Identify the performance obligations in the contract
3.	Determine the transaction price
4.	Allocate the transaction price to the performance obligations in the contract
5.	Recognize revenue when or as the Company satisfies a performance obligation

Revenue from the direct sale of goods to customers for a fixed price is recognized when the company transfers control of the good to the customer.

New standards and interpretations issued but not yet adopted

IFRS 16 - Leases; in January 2016, the IASB issued IFRS 16, which specifies how an IFRS reporter will recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, and a lessee shall either apply IFRS 16 with full retrospective effect or alternatively not restate comparative information but recognise the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application. Early adoption is permitted if IFRS 15 has also been adopted. Based on its current assets, interests and investments, no significant impact is anticipated from the new standard.

9

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

There are no other standards that are not yet effective and that would be expected to have a material impact on the Company in the current or future reporting periods and on foreseeable future transactions.

The Company has reclassified certain immaterial items on the comparative consolidated statements of financial position, consolidated statements of income and comprehensive income, and consolidated statements of cash flows to improve clarity.

4.	Marketable securities

Marketable securities are classified as fair value through profit or loss, and are comprised of:

	S&P rating at purchase	Interest rate	Maturity date	February 28, 2019	May 31, 2018
Fixed Income:
Ford Motor Credit Co. LLC	BBB	3.700%	8/2/2018	$ --	$ 1,015
Sobeys Inc.	BB+	3.520%	8/8/2018	--	3,040
Canadian Western Bank	A-	3.077%	1/14/2019	--	1,528
Sun Life Financial Inc.	A	2.770%	5/13/2019	3,026	3,018
Ford Motor Credit Co. LLC	BBB	3.140%	6/14/2019	5,040	5,101
Canadian Western Bank	A-	3.463%	12/17/2019	1,011	1,025
Laurentian Bank of Canada	BBB	2.500%	1/23/2020	--	3,003
Enercare Solutions Inc.	BBB	4.600%	2/3/2020	3,878	3,974
Enbridge Inc.	BBB+	4.530%	3/9/2020	5,200	5,203
Choice Properties REIT	BBB	3.600%	4/20/2020	5,109	5,091
Westcoast Energy Inc.	BBB+	4.570%	7/2/2020	--	5,293
Citigroup Inc. (USD)	BBB+	2.050%	12/17/2018	--	3,914
Royal Bank of Canada (USD)	AA-	1.625%	4/15/2019	3,970	3,857
				$ 27,234	$ 45,062

The cost of marketable securities as at February 28, 2019 was $27,932 (May 31, 2018 - $45,863). During the three and nine months ended February 28, 2019, the company divested of certain marketable securities in its Canadian portfolio for proceeds of $5,472 and $17,677, resulting in a gain (loss) on disposal of $30 and $(116) (2018 - $10 and $(377)), and re-invested $nil and $nil (2018 - $2,365 and $7,365). During the three and nine months ended February 28, 2019, the Company recognized a gain (loss) of $(41) and $(151) (2018 - $(502) and $(2,193)) on its marketable securities portfolio, of which $(71) and $(35) (2018 - $(512) and $(1,816)) represented unrealized fair value adjustments.

5.	Other current assets

Other current assets are comprised of:

	February 28, 2019	May 31, 2018
Sales tax receivable	$ 5,052	$ 10,840
Accrued interest	2,811	831
Prepaid assets	14,491	1,720
Other	2,261	993
	$ 24,615	$ 14,384

10

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Inventory

Inventory is comprised of:

	Capitalized cost	Fair value adjustment	February 28, 2019	May 31, 2018
Harvested cannabis	$ 8,977	$ 10,278	$ 19,255	$ 12,331
Harvested cannabis trim	1,838	2,112	3,950	2,277
Cannabis oil	11,168	7,304	18,472	6,578
Softgel capsules	378	273	651	--
Distribution inventory	34,447	--	34,447	--
Other inventory items	9,452	--	9,452	964
	$ 66,260	$ 19,967	$ 86,227	$ 22,150

During the three and nine months ended February 28, 2019, the Company recorded $10,175 and $24,447 (2018 - $2,355 and $6,447) related to production costs. Included in production costs for the three and nine months ended February 28, 2019 is $238 and $1,432 of cannabis oil conversion costs (2018 - $62 and $157), $22 and $135 related to the cost of accessories (2018 - $71 and $169) and $788 and $2,321 (2018 - $473 and $1,362) of amortization. The Company also included $1,016 and $2,452 of amortization in inventory for the three and nine months ended February 28, 2019 (2018 - $237 and $237) related to capital assets utilized in production. During the three and nine months ended February 28, 2019, the Company expensed $5,542 and $18,075 (2018 - $3,443 and $7,250) of fair value adjustments on the sale of its biological assets included in inventory.

During the three months ended August 31, 2018, the Company also disposed of 13,642 plants prior to harvest. Included in production costs is $979 of accumulated costs relating to these plants which were not harvested.

The Company holds 5,217.7 kilograms of harvested cannabis (May 31, 2018 - 3,221.3 kgs), 1,509.4 kilograms of harvested cannabis trim (May 31, 2018 - 702.0 kgs) and 23,456.3 litres of cannabis oils or 5,212.5 kilograms equivalent in various stages of production (May 31, 2018 - 7,724.7 litres or 1,716.6 kilograms equivalent), 836.5 litres of cannabis oils used in softgel capsules or 185.9 kilograms equivalent (May 31, 2018 - nil) at February 28, 2019.

7.	Biological assets

Biological assets are comprised of:

Amount
Balance at May 31, 2018	$ 7,331
Changes in fair value less costs to sell due to biological transformation	23,136
Production costs capitalized	24,233
Transferred to inventory upon harvest	(47,439)
Balance at February 28, 2019	$ 7,261

The Company values medical cannabis plants at fair value. Management determined that cost approximates fair value from the date of initial clipping from mother plants until the fourth week prior to harvest. Measurement of the biological transformation of the plant at fair value less costs to sell begins in the fourth week prior to harvest and is recognized evenly until the point of harvest. The number of weeks in the growing cycle is between twelve and sixteen weeks from propagation to harvest. The Company has determined the fair value less costs to sell of greenhouse harvested cannabis and trim to be $3.50 and $2.75 per gram respectively (May 31, 2018 - $3.75 and $3.00 per gram) and $4.00 and $3.25 per gram respectively (May 31, 2018 - $4.25 and $3.50 per gram), upon harvest for indoor produced cannabis and trim.

The effect of the fair value less cost to sell over and above historical cost was an increase in non-cash value of biological assets and inventory of $9,471 and $23,136 during the three and nine months ended February 28, 2019 (2018 - increase of $4,101 and $11,481).

The fair value of biological assets is determined using a valuation model to estimate expected harvest yield per plant applied to the estimated price per gram less processing and selling costs. When there is a material change from the expected fair value used for cannabis, the Company will necessitate the fair value used in this calculation be adjusted. In the prior quarter, as a result of the newly enacted adult-use market along with the introduction of the excise duty tax, the Company determined a reduction of $0.25 per gram was warranted. The majority of the adult-use transactions are wholesale through provincial distribution agencies and as a result the net selling price and the selling costs are lower.

11

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

In determining the fair value of biological assets, management has made the following estimates in this valuation model:

•	The harvest yield is between 40 grams and 80 grams per plant;
•	The selling price is between $3.00 and $7.00 per gram;
•	Processing costs include drying and curing, testing, post-harvest overhead allocation, packaging and labelling costs between $0.30 and $0.80 per gram; and
•	Selling costs include shipping, order fulfilment, patient acquisition and patient maintenance costs between $0.00 and $1.50 per gram.

Sales price used in the valuation of biological assets is based on the historical average selling price of all cannabis products and can vary based on different strains being grown as well as the proportion of sales derived from wholesale compared to retail. The low-end of the selling price, processing costs and selling costs are derived from historical wholesale sales, while the higher end prices and costs are from historical retail sales. Selling costs vary depending on methods of selling and are considered based on the expected method of selling and the determined additional costs which would be incurred. Expected yields for the cannabis plant is also subject to a variety of factors, such as strains being grown, length of growing cycle, and space allocated for growing. Management reviews all significant inputs, at each reporting period, based on historical information obtained as well as based on planned production schedules.

Management has quantified the sensitivity of the inputs and determined the following:

•	Selling price per gram - a decrease in the average selling price per gram by 5% would result in the biological asset value decreasing by $255 (May 31, 2018 - $267) and inventory decreasing by $2,146 (May 31, 2018 - $1,040);
•	Harvest yield per plant - a decrease in the harvest yield per plant of 5% would result in the biological asset value decreasing by $135 (May 31, 2019 - $179).

These inputs are level 3 on the fair value hierarchy, and are subject to volatility in market prices and several uncontrollable factors, which could significantly affect the fair value of biological assets in future periods.

8.	Related party transactions

During the prior quarter, the Company disposed of its remaining shares in Liberty Health Sciences Inc. (“Liberty”) (note 13).

The Company previously funded a portion of the Canadian operating costs of Liberty, for which Liberty reimbursed the Company quarterly. Liberty was considered a related party because certain officers and directors of Aphria were directors of Liberty. During the quarter, those directors resigned from Liberty’s board and the Company ceased its relationship with Liberty.

The Company purchased certain electrical generation equipment from and pays rent to a company owned by a former director. Subsequent to quarter end, the director resigned his officer and director position with the Company.

During the three and nine months ended February 28, 2019, related party corporations charged or incurred expenditures on behalf of the Company (including rent) totaling $20 and $158 (2018 - $112 and $205). Included in this amount was rent of $12 and $20 charged during the three and nine months ended February 28, 2019 (2017 - $10 and $36).

Amount
Balance due to (from) related parties as at May 31, 2018	$ --
Related party charges in the period	158
Payments to related parties in the period	(158)
Payments made on behalf of related parties in the period	(830)
Repayments made by related parties in the period	830
Balance at February 28, 2019	$ --

12

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Key management personnel compensation for the nine months ended February 28, 2019 and 2018 was comprised of:

	For the nine months ended February 28,
	2019	2018
Salaries	$ 3,257	$ 1,197
Short-term employment benefits (included in office and general)	87	49
Share-based compensation	9,610	4,276
	$ 12,954	$ 5,522

Key management personnel compensation for the three months ended February 28, 2019 and 2018 was comprised of:

	For the three months ended February 28,
	2019	2018
Salaries	$ 1,580	$ 537
Short-term employment benefits (included in office and general)	29	13
Share-based compensation	8,308	2,059
	$ 9,917	$ 2,609

Directors and officers of the Company control 8.2% or 20,508,714 of the voting shares of the Company.

Prior to the end of the quarter, the Company announced a planned transition plan for its Chief Executive Officer, Mr. Neufeld. Prior to his resignation, the Company appointed Mr. Simon as Interim CEO and Chair of the Board. Mr. Simon’s base compensation is $1,100 annually, includes a target bonus of up to 45% of his base compensation and participation in the Company’s Omnibus Incentive Plan. On February 24, 2019, the Board of Aphria declared 1,000,000 stock options and 25,000 restricted share units to Mr. Simon, which vested immediately.

Subsequent to quarter end, certain officers and non-independent directors retired from the Company. No amounts were paid to the retired officers and directors as part of their retirement.

Subsequent to quarter end, the Board of Directors amended their compensation to $300 annually, with $150 paid in cash and $150 in Deferred Share Units under the Company’s Omnibus Plan each, plus a one-time award of 7,500 Restricted Share Units each.

13

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

9.	Capital assets

	Land	Production Facility	Equipment	Leasehold improvements	Construction in process	Total capital assets
Cost
At May 31, 2017	$ 10,829	$ 16,170	$ 5,340	$ 262	$ 42,159	$ 74,760
Business acquisitions	854	6,992	2,860	1,388	5,947	18,041
Additions	12,716	47,149	4,759	15	151,899	216,538
Transfers	105	29,338	2,990	--	(32,433)	--
Disposals	--	(207)	--	--	(415)	(622)
At May 31, 2018	24,504	99,442	15,949	1,665	167,157	308,717
Business acquisitions	345	4,524	1,662	182	154	6,867
Additions	7,225	1,620	14,984	73	138,591	162,493
Transfers	--	1,737	1,247	(1,389)	(1,595)	--
At February 28, 2019	$ 32,074	$ 107,323	$ 33,842	$ 531	$ 304,307	$ 478,077

Accumulated depreciation
At May 31, 2017	$ --	$ 983	$ 1,260	$ 62	$ --	$ 2,305
Amortization	--	1,517	1,697	47	--	3,261
At May 31, 2018	--	2,500	2,957	109	--	5,566
Amortization	--	2,690	3,441	31	--	6,162
At February 28, 2019	$ --	$ 5,190	$ 6,398	$ 140	$ --	$ 11,728

Net book value
At May 31, 2017	$ 10,829	$ 15,187	$ 4,080	$ 200	$ 42,159	$ 72,455
At May 31, 2018	$ 24,504	$ 96,942	$ 12,992	$ 1,556	$ 167,157	$ 303,151
At February 28, 2019	$ 32,074	$ 102,133	$ 27,444	$ 391	$ 304,307	$ 466,349

14

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Intangible assets

	Customer relationships	Corporate website	Licences, permits & applications	Non-compete agreements	Tokyo Smoke licensing agreement	Intellectual property, trademarks & brands	Total intangible assets
Cost
At May 31, 2017	$ --	$ 218	$ 1,250	$ --	$ 459	$ 4,428	$ 6,355
Business acquisitions	11,730	39	137,920	1,930	--	76,190	227,809
Additions	--	152	--	--	--	9	161
At May 31, 2018	11,730	409	139,170	1,930	459	80,627	234,325
Business acquisitions	17,213	--	123,956	433	--	15,042	156,644
Additions	--	221	11,778	--	--	1,205	13,204
At February 28, 2019	$ 28,943	$ 630	$ 274,904	$ 2,363	$ 459	$ 96,874	$ 404,173

Accumulated depreciation
At May 31, 2017	$ --	$ 156	$ 153	$ --	$ --	$ 4,155	$ 4,464
Amortization	1,274	100	124	314	92	1,513	3,417
At May 31, 2018	1,274	256	277	314	92	5,668	7,881
Amortization	3,211	86	428	758	69	3,615	8,167
At February 28, 2019	$ 4,485	$ 342	$ 705	$ 1,072	$ 161	$ 9,283	$ 16,048

Net book value
At May 31, 2017	$ --	$ 62	$ 1,097	$ --	$ 459	$ 273	$ 1,891
At May 31, 2018	$ 10,456	$ 153	$ 138,893	$ 1,616	$ 367	$ 74,959	$ 226,444
At February 28, 2019	$ 24,458	$ 288	$ 274,199	$ 1,291	$ 298	$ 87,591	$ 388,125

15

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Business Acquisitions

Acquisition of Broken Coast Cannabis Ltd.

On February 13, 2018, the Company entered into a share purchase agreement to purchase all of the shares of Cannan Growers Inc. (“Cannan”), a holding company owning shares of Broken Coast Cannabis Ltd. (“Broken Coast”), and to acquire the remaining shares for a combined total of 99.86% of the issued and outstanding shares of Broken Coast. The combined purchase price was $214,168 satisfied through the issuance of an aggregate 14,373,675 common shares. The share purchase agreement entitled the Company to control over Broken Coast on February 1, 2018, which became the effective acquisition date. In August 2018, the Company came to terms with the holder of the remaining 0.14% of the issued and outstanding shares of Broken Coast. In exchange for purchasing the remaining shares, the Company issued 19,963 shares to the holder.

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	14,393,638	$ 14.90	$ 214,465
Total consideration paid				$ 214,465

Net assets acquired
Current assets
Cash and cash equivalents				2,007
Accounts receivable				299
Other current assets				43
Inventory				2,572
Biological assets				826
Long-term assets
Capital assets				13,298
Customer relationships				11,730
Corporate website				39
Licences, permits & applications				6,320
Non-competition agreements				1,930
Intellectual property, trademarks & brands				72,490
Goodwill				146,091
Total assets				257,645
Current liabilities
Accounts payable and accrued liabilities				10,455
Income taxes payable				922
Long-term liabilities
Deferred tax liability				25,889
Long-term debt				5,914
Total liabilities				43,180

Total net assets acquired				$ 214,465

(i)	Share price based on the price of the shares on February 1, 2018.

Net income and comprehensive income for the Company would have been higher by approximately $1,134 and $2,268 for the three and nine months ended February 28, 2018, if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company incurred transaction costs to date of $1,643.

16

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Acquisition of Nuuvera Corp.

On March 23, 2018, the Company completed a definitive arrangement agreement (the “Arrangement Agreement”) pursuant to which the Company acquired Nuuvera, by way of a court-approved plan of arrangement, under the Business Corporations Act (Ontario) (the “Transaction”). The Company acquired 100% of the issued and outstanding common shares (on a fully diluted basis) of Nuuvera for a total consideration of $0.62 in cash plus 0.3546 of an Aphria share for each Nuuvera share held. All of Nuuvera’s outstanding options were exchanged for an equivalent option granted pursuant to Aphria’s stock option plan (each, a “Replacement Option”) to purchase from Aphria the number of common shares (rounded to the nearest whole share) equal to: (i) the exchange ratio multiplied by (ii) the number of Nuuvera shares subject to such Nuuvera Option. Each such Replacement Option shall provide for an exercise price per common share (rounded to the nearest whole cent) equal to: (i) the exercise price per Nuuvera share purchasable pursuant to such Nuuvera Option; divided by (ii) the exchange ratio.

The table below summarizes the fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Cash				$ 54,604
Shares issued	(i)	31,226,910	$ 13.17	411,258
Warrants outstanding	(ii)	1,345,866		1,015
Replacement options issued	(Ii)	1,280,330		12,133
				479,010

Fair value of previously held investment
Shares held by Aphria	(i)	1,878,738	$ 14.92	28,028
Warrants held by Aphria	(ii)	322,365		243
				28,271

Total fair value of consideration				$ 507,281

Net assets acquired
Current assets
Cash and cash equivalents				35,033
Accounts receivable				464
Other current assets				1,142
Inventory				401
Long-term assets
Capital assets				4,743
Intellectual property, trademarks & brands				3,700
Licences, permits & applications				131,600
Goodwilll				377,221
Total assets				554,304
Current liabilities
Accounts payable and accrued liabilities				11,000
Long-term liabilities
Deferred tax liability				36,023
Total liabilities				47,023

Total net assets acquired				$ 507,281

(i)	Share price based on the price of the shares on March 23, 2018; shares held by Aphria include the cash consideration paid.
(ii)	Options and warrants are valued using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 2.19%; expected life of 1- 10 years; volatility of 30% based on volatility used for similar instruments on the open market; forfeiture rate of nil; dividend yield of nil; and the exercise price of $2.52 - $20.30.

17

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Net income and comprehensive net income for the Company would have been lower by approximately $4,902 and $14,706 for the three and nine months ended February 28, 2018, if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $3,439.

Acquisition of LATAM Holdings Inc.

On July 17, 2018, the Company signed a share purchase agreement with Scythian Biosciences Corp. (“Scythian”) to purchase 100% of the issued and outstanding shares of LATAM Holdings Inc. (“LATAM Holdings”); a direct wholly-owned subsidiary of Scythian. As outlined in the share purchase agreement, the negotiated purchase price was to be settled with the issuance of 15,678,310 shares of the Company valued on July 17, 2018 at $193,000 and the assumption of $1,000 USD ($1,310 CAD) short-term liabilities. The acquisition of LATAM Holdings closed on September 27, 2018. Therefore, in accordance with IFRS 3 - Business Combinations, the equity consideration transferred was measured at fair value at the acquisition date, which is the date control was obtained, which in this case was determined to be September 27, 2018. The fair value of the consideration shares on September 27, 2018 was $273,900.

LATAM Holdings, through other subsidiaries, provides the Company with access to the emerging cannabis markets in Latin America and the Caribbean. Through this acquisition, the Company secured key licenses in Colombia, Argentina and Jamaica which is anticipated to provide substantial first mover advantage in these countries. In addition, the Company acquired an option and rights of first refusal to purchase a Brazilian incorporated entity, with the option and right of first refusal vesting only upon the entity obtaining a medical cannabis cultivation, processing and distribution license in Brazil.

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

	Note	Number of shares	Share price	Amount
Consideration paid
Shares issued	(i)	15,678,310	$ 17.47	$ 273,900
Total consideration paid				$ 273,900

Net assets acquired
Current assets
Cash and cash equivalents				2,704
Accounts receivable				571
Other current assets				106
Inventory				65
Long-term assets
Capital assets				494
Licences, permits & applications				123,956
Goodwill				189,188
Total assets				317,084
Current liabilities
Accounts payable and accrued liabilities				1,986
Income taxes payable				20
Long-term liabilities
Deferred tax liability				29,837
Total liabilities				31,843

Non-controlling interest				11,341

Total net assets acquired				$ 273,900

(i)	Share price based on the price of the shares on September 27th, 2018.

Net income and comprehensive net income for the Company would have been lower by approximately $1,139 and $3,417 for the three and nine months ended February 28, 2018, if the acquisition had taken place on June 1, 2017. In connection with this transaction, the Company expensed transaction costs of $1,133.

18

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Acquisition of CC Pharma GmbH

On November 7 ,2018, the Company signed a share purchase agreement to acquire 100% of the issued and outstanding shares of CC Pharma. The purchase price was cash consideration of €18,920 ($28,775 CAD) and additional cash consideration of up to €23,500 ($35,741 CAD) contingent on CC Pharma obtaining a specified EBITDA target. The acquisition of CC Pharma closed on January 9, 2019.

CC Pharma is a leading distributor of pharmaceutical products, including medical cannabis, to more than 13,000 pharmacies in Germany as well as throughout Europe. The acquisition of CC Pharma provides the Company access to the cannabis markets in Germany and ultimately pan-European platforms.

The Company is in the process of assessing the fair value of the net assets acquired and, as a result, the fair value of the net assets acquired may be subject to adjustments pending completion of final valuations and post-closing adjustments. The table below summarizes the preliminary estimated fair value of the assets acquired and the liabilities assumed at the effective acquisition date:

Amount
Consideration
Cash	$ 28,775
Contingent consideration	35,741
Total consideration	$ 64,516

Net assets acquired
Current assets
Cash and cash equivalents	7,237
Accounts receivable	33,989
Other current assets	14,616
Inventory	28,352
Long-term assets
Capital assets	6,373
Intangible assets	32,688
Goodwill	10,712
Total assets	133,967
Current liabilities
Bank loans and overdrafts	20,255
Accounts payable and accrued liabilities	44,111
Income taxes payable	--
Long-term liabilities
Deferred tax liability	5,085
Total liabilities	69,451

Total net assets acquired	$ 64,516

Net income and comprehensive net income for the Company would have been higher by approximately $2,625 and $7,875 for the three and nine months ended February 28, 2019, if the acquisition had taken place on June 1, 2018. In connection with this transaction, the Company expensed transaction costs of $595.

Goodwill is comprised of:

	February 28, 2019	May 31, 2018
CannWay goodwill	$ 1,200	$ 1,200
Broken Coast goodwill	146,091	145,794
Nuuvera goodwill	377,221	375,768
LATAM goodwill	139,188	--
CC Pharma goodwill	10,712	--
	$ 674,412	$ 522,762

19

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

During the quarter, independent third party completed their review of the LATAM acquisition, which provided the Company with new information. In accordance with IAS 36, the Company completed an impairment analysis and determined the fair value of the assets based on a discounted cash flows for the three operating entities acquired in the transaction; Colcanna S.A.S (“Colcanna”), ABP, S.A. (“ABP”) and Marigold Projects Jamaica Limited (“Marigold”).

As a result of new information obtained from independent third party’s review, the Company determined some changes in the projected cashflows and adjusted the discount rates from 31.0%, 21.3%, and 36.5% to 33.0%, 23.3%, and 38.5% for Colcanna, ABP and Marigold respectively. Based on the determined fair value, the Company recognized $50,000 in impairment of goodwill. Also included in impairment is £4,600 GBP ($8,039 CAD) related to uncollectible notes receivable (Note 15) for a total impairment of $58,039.

12.	Convertible notes receivable

	February 28, 2019	May 31, 2018
Copperstate Farms Investors, LLC	$ --	$ 1,942
HydRx Farms Ltd. (d/b/a Scientus Pharma)	11,500	16,129
Fire & Flower Inc.	13,450	--
10330698 Canada Ltd. (d/b/a Starbuds)	5,092	--
	30,042	18,071
Deduct - current portion	(11,500)	(1,942)
	$ 18,542	$ 16,129

Copperstate Farms Investors, LLC

As at February 28, 2019, this note was paid in full.

HydRx Farms Ltd. (d/b/a Scientus Pharma)

On August 14, 2017, Aphria purchased $11,500 in secured convertible debentures of Scientus Pharma (“SP”). The convertible debenture bears interest at 8%, paid semi-annually, matures in two years and includes the right to convert the debenture into common shares of SP at $2.75 per common share at any time before maturity. SP maintains the option of forced conversion of the convertible debenture if the common shares of SP trade on a stock exchange at a value of $3.02 or more for 30 consecutive days. The Company maintains a first charge on all assets of SP. In October 2018, the Company agreed to share its first charge on all assets of SP with a third party on a pari passu basis. As at February 28, 2019, the third party has not completed its investment.

During the three and nine months ended February 28, 2019, the Company’s note receivable from SP decreased by $4,896 and $4,629, representing the change in fair value on the note. As at February 28, 2019, the convertible note receivable totaled $11,500.

Fire & Flower Inc.

On July 26, 2018, Aphria purchased $10,000 in unsecured convertible debentures of Fire & Flower Inc. (“F&F”). The convertible debentures bear interest at 8% per annum compounded, accrued and paid semi-annually in arrears (the “Debentures”). The Debentures mature on July 31, 2020, at which point, they automatically convert into common shares of F&F at the lower of $1.15 and the share price on July 31, 2020. The Debentures may also be converted into a loan on July 31, 2020 bearing interest at 12%, at the holder’s option.

During the three and nine months ended February 28, 2019, the Company’s note receivable from F&F increased by $855 and $3,450, representing the change in fair value on the note. As at February 28, 2019, the convertible note receivable totaled $13,450.

10330698 Canada Ltd. (d/b/a Starbuds)

On December 28, 2018, Aphria purchased $5,000 in secured convertible debentures of Starbuds. The convertible debentures bear interest at 8.5% per annum accruing daily due on the December 28, 2020 (the “Debentures”). The Debentures are secured against the assets of Starbuds. The Debentures and any accrued and unpaid interest are convertible into common shares for $0.50 per common share and mature on December 28, 2020.

20

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

During the three and nine months ended February 28, 2019, the Company’s note receivable from Starbuds increased by $92 and $92, representing the change in fair value on the note. As at February 28, 2019, the convertible note receivable totaled $5,092.

Convertible notes receivable

During the nine-month period, the Company purchased a total of $15,000 in convertible notes. The unrealized gain (loss) on convertible notes receivable recognized in the results of operations amounts to $(3,949) and $(1,087) for the three and nine months ended February 28, 2019 (2018 - $(52) and $576).

The fair value was determined using the Black-Scholes option pricing model using the following assumptions: the risk-free rate of 0.85-- 1.51%; expected life of the convertible note; volatility of 70% based on comparable companies; forfeiture rate of nil; dividend yield of nil; and, the exercise price of the respective conversion feature.

13.	Interest in equity investee

Summary of equity investees:

	February 28, 2019	May 31, 2018
Associated company
Althea Company Pty Ltd.	$ 9,604	$ 4,966
	$ 9,604	$ 4,966

Liberty Health Sciences Inc. (“LHS”)

In February 2018, the Company entered into a call/put obligation (“Obligation Agreement”) for the remaining shares held in Liberty, which were subject to CSE mandatory escrow requirements. As each new tranche of shares became freely trading, the Obligation Agreement resulted in the buyers acquiring the newly freely trading shares at an 18% discount to the market price of Liberty, based on Liberty’s 10-day volume weighted trading price.

The Obligation Agreement included an opt-out for Aphria’s benefit, in the event that the Toronto Stock Exchange amended their regulations such that it permitted investments by Canadian companies in U.S. based cannabis businesses, and in such instance, the Obligation Agreement would be automatically terminated. In exchange for the opt-out, the Company agreed to pay the buyers a $2,500 termination fee.

Based on the terms of the Obligation Agreement, the Company determined that the remaining shares held in Liberty met the requirements under IFRS 5 and were reclassified from interest in equity investees to assets held for sale. The Company ceased accounting for the investment as an equity investment as of November 30, 2017 and transferred the carrying value to assets held for sale.

In July 2018, 16,029,615 shares were released from escrow and sold as part of the Obligation Agreement. The Company received gross proceeds of $11,514 and recognized a gain on sale of equity investee of $9,880. As part of the transaction, the Company paid $480 in exchange for an option to buy back the shares at $1.00 a share, subject to certain downside risk protection which results in the purchaser sharing a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The option to repurchase the shares is subject to the following conditions (collectively, the enumerated conditions (1) through (5), the “Conditions”):

(1)	Cannabis becoming legalized federally in the United States; and

One or more of the following conditions have been satisfied:

(2)	The TSX has provided its approval for the purchase of the U.S. cannabis assets;

21

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(3)	The TSX revises its rules such that it no longer has a prohibition against its listed companies having an interest in US assets which are involved in the cannabis business;
(4)	The common shares of the Company are voluntarily or involuntarily delisted from the TSX; and/or
(5)	The Company is acquired by another entity, provided that the common shares of the Company will be delisted from the TSX upon the change of control.

This option was initially included in long-term investments (Note 14).

During the prior quarter, the Company and the third party agreed to terminate the Obligation Agreement, in exchange for a $1,000 termination fee. The Company then entered into a share purchase agreement to divest of the remaining 64,118,462 Liberty shares in exchange for consideration in the form of a promissory note in the amount of $59,098, bearing interest at a rate of 12% due in 5 years (Note 15). As a security for the promissory note, the Liberty shares were placed in trust with an escrow agent. The purchaser was able to remove the Liberty shares from the escrow at any time by paying off the promissory note. In the event that the Company enforces the security, the escrow agent was to return the shares to the Company, provided that the Conditions are met. In the event they are not met, the escrow agent was to transfer the securities to a third-party investment bank for liquidation, with the proceeds of liquidation delivered to the Company. Simultaneously with this sale, the Company entered into an option agreement to repurchase the Liberty shares for the amount of the promissory note (Note 14). The Company agreed to pay an annual fee equal to 12.975% of the face value of the promissory note to maintain this option (Note 20). The option to repurchase the shares was subject to the Conditions described above. During the three and nine months ended February 28, 2019, the Company reported a gain on sale of equity investee of $nil and $57,351.

On February 19, 2019, the Company and the third party agreed to liquidate the promissory note, security agreement and the option in exchange for a cash payment of $47,448 and a contingent payment up to $10,000, in the event the third party monetizes the assets held under the option within six (6) months of the transaction date.

During the three and six months ended November 30, 2017, the Company reported a total (loss) gain on dilution of ownership in equity investee of $(16) and $7,535. Prior to the Company no longer recording Liberty as an equity investee, Liberty reported a net loss of $23,493 and a net comprehensive loss of $27,001. In accordance with the equity method, the Company recorded a loss of $441 and $9,281 and other comprehensive gain (loss) of $520 and $(801).

Althea Company Pty Ltd. (“Althea”)

As at February 28, 2019 the Company held 50,750,000 common shares of Althea (May 31, 2018 - 4,500) representing an ownership interest of 25% (May 31, 2018 - 37.5%).

The following table summarizes, in aggregate, the financial information of the Company’s associate as included in their own financial statements.

	December 31, 2018	March 31, 2018
Current assets	$ 19,812	$ 3,857
Non-current assets	553	3
Current liabilities	(251)	(14)
Non-current liabilities	--	--
Net assets	$ 20,114	$ 3,846

For the period from April 1, 2018 to December 31, 2018, the investee reported a net loss of $3,132 AUD on its financial statements. In accordance with the equity method, the Company recorded a loss of $8 and $830 for the three and nine months ended February 28, 2019 from its investee relative to its ownership of the outstanding common shares at the time.

During the period, Althea completed a share split of 7,500 shares for each existing share. Althea also issued 101,310,000 common shares for total proceeds of $19,650 AUD during the quarter. The Company participated in the financing of Althea contributing $3,400 AUD ($3,258 CAD) of the total $19,650 AUD raised. This additional raise reduced the Company’s ownership interest in Althea from 37.5% to 25% and accordingly, the Company recognized a gain on dilution of $2,210.

22

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

	February 28, 2019	May 31, 2018
Reconciliation to carrying amount:
Opening balance	$ 4,966	$ --
Transfer from long-term investments	--	2,483
Cash contributions, net of share issuance costs	3,258	2,497
Gain on account of dilution of ownership	2,210	--
Share of reported net (loss) income	(830)	(14)
Closing balance	$ 9,604	$ 4,966

14.	Long-term investments

	Cost May 31, 2018	Fair value May 31, 2018	Investment	Divesture/ Transfer	Subtotal February 28, 2019	Change in fair value	Fair value February 28, 2019
Level 1 on fair value hierarchy
CannaRoyalty Corp.	$ 1,500	$ 3,765	$ --	$ (3,765)	$ --	$ --	$ --
MassRoots, Inc.	304	164	--	(164)	--	--	--
Tetra Bio-Pharma Inc.	2,300	6,800	16,757	--	23,557	(4,189)	19,368
Hiku Brands Company Ltd.	9,775	13,558	--	(13,558)	--	--	--
Scythian Biosciences Corp.	9,349	8,603	298	(8,901)	--	--	--
National Access Cannabis Corp.	1,093	710	10,481	--	11,191	(3,250)	7,941
Emblem Corp.	--	--	10,000	--	10,000	2,097	12,097
Rapid Dose Therapeutics Inc.	--	--	5,400	--	5,400	576	5,976
Fire & Flower Inc.	--	--	3,416	--	3,416	204	3,620
	24,321	33,600	46,352	(26,388)	53,564	(4,562)	49,002
Level 2 on fair value hierarchy
Hiku Brands Company Ltd.	2,336	1,906	16,787	(18,693)	--	--	--
Scythian Biosciences Corp.	3,153	661	--	(661)	--	--	--
	5,489	2,567	16,787	(19,354)	--	--	--
Level 3 on fair value hierarchy
Copperstate Farms, LLC	1,755	5,300	--	(5,300)	--	--	--
Copperstate Farms Investors, LLC	9,407	14,700	--	(14,700)	--	--	--
Resolve Digital Health Inc.	718	3,300	--	--	3,300	(2,200)	1,100
Resolve Digital Health Inc.	282	1,916	--	--	1,916	(1,611)	305
Green Acre Capital Fund I	1,600	2,042	400	--	2,442	2,137	4,579
Green Acre Capital Fund II	--	--	3,000	--	3,000	(2,500)	500
Green Tank Holdings Corp.	650	647	--	--	647	3,475	4,122
IBBZ Krankenhaus GmbH	1,956	1,956	--	--	1,956	(5)	1,951
Greenwell Brands GmbH	--	--	152	--	152	--	152
HighArchy Ventures Ltd.	--	--	9,995	--	9,995	--	9,995
US legalization options	--	--	54,762	(26,969)	27,793	25,826	53,619
	16,368	29,861	68,309	(46,969)	51,201	25,122	76,323
Deduct - assets held for sale	(11,162)	(20,000)	--	20,000	--	--	--
	$ 35,016	$ 46,028	$ 131,448	$ (72,711)	$ 104,765	$ 20,560	$ 125,325

The fair value attached to warrants in both Level 1 and Level 3 were determined using the Black-Scholes option pricing model using the following assumptions: risk-free rate of 0.75-1.70% on the date of grant; expected life of 1 and 2 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective warrant.

CannaRoyalty Corp. (“CR”)

During the nine-month period, the Company sold its remaining 750,000 shares of CR for proceeds of $4,111, resulting in an accounting gain of $346 (Note 28).

23

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

MassRoots, Inc.

During the period, the Company sold its remaining 500,000 common shares in MassRoots, Inc. for proceeds of $1, resulting in a loss of

$163 (Note 28).

Tetra Bio-Pharma Inc.

During the prior quarter, the Company purchased an additional 6,900,000 units of Tetra Bio-Pharma Inc. at a total cost of $7,107. Each unit is comprised of one Class A common share and one common share purchase warrant with an exercise price of $1.29 expiring November 2021.

During the quarter, the Company purchased 10,000,000 common shares of Tetra Bio-Pharma Inc. at a total cost of $9,650.

The Company owns 26,900,000 common shares and 6,900,000 warrants at a cost of $19,057, with a fair value of $19,368 as at February 28, 2019.

Hiku Brands Company Ltd. (“Hiku”)
During the nine-month period the Company exercised its 7,993,605 warrants at $2.10 per warrant. Subsequent to exercising its warrants the Company sold all of its shares of Hiku in exchange for $48,153, resulting in a gain on disposal of $15,902 (Note 28).

As part of the purchase of Hiku by a third party, the third party terminated the Hiku supply agreement with the Company. The third party purported to terminate the Tokyo Smoke supply agreement with the Company at approximately the same time. The Company does not believe that the agreement could be terminated by the third party and is pursuing all available legal options associated with the position taken by the third party.

Scythian Biosciences Inc. (“Scythian”)

During the nine-month period the Company purchased 123,800 common shares of Scythian at a total cost of $298. During the period, the Company sold its 2,812,300 common shares and 672,125 common share purchase warrants in Scythian in exchange for $6,609, resulting in a loss on disposal of $2,953 (Note 28).

National Access Cannabis Corp. (“NAC”)

During the nine-month period, the Company purchased 10,344,505 common shares of National Access Cannabis Corp. at a total cost of $10,481. The Company owns 11,344,505 common shares in NAC at a cost of $11,574, with a fair value of $7,941 as at February 28, 2019.

Emblem Corp. (“Emblem”)

During the nine-month period, the Company entered into a 5-year supply agreement with Emblem. As part of the supply agreement the Company received 6,952,169 common shares to satisfy a deposit valued at $10,000. The Company owns 6,952,169 common shares in Emblem at a cost of $10,000, with a fair value of $12,097 as at February 28, 2019. The shares are subject to various hold restrictions tied to terms within the supply agreement. Subsequent to quarter end, Emblem was purchased by a third party, Alefia Health Inc. (“Alefia”). The Company’s shares in Emblem translate into 5,823,831 shares of Alefia.

US legalization options

During the nine-month period, the Company purchased an option to acquire 16,029,615 Liberty shares at $1.00 a share, expiring January 23, 2020. This option includes specific downside risk protection in which the purchaser will share a portion of the difference between the share price on the day the option is exercised and the exercise price, provided the share price exceeds $1.25. The cost of the option is $480. The option to repurchase the shares is subject to the Conditions described in note 13.

During the nine-month period, the Company entered into an option agreement to repurchase 64,118,462 Liberty shares in exchange for settlement of a promissory note receivable, expiring September 6, 2023 (Note 13 and Note 20). The cost of this option was a gross annual fee of $7,668, however the Company also received $7,092 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $576. The option to repurchase the shares was subject to the Conditions described in note 13.

During the period, the Company liquidated the option and promissory note for cash proceeds of $47,448, with a contingent fee owing of up to $10,000 upon satisfaction of certain conditions. As the satisfaction of these conditions require actions outside of the Company’s control, the Company has not allocated any value to the contingent consideration.

24

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

During the period, the Company contributed assets with a fair value of $55,000 to GA Opportunities Corp. Simultaneously, the Company entered into an option agreement to purchase all of the assets owned by GA Opportunities Corp. at a cost of $55,000, expiring September 24, 2023 (Note 20). The cost of this option is a gross fee of $6,765, however the Company also receives $6,600 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $165. In the event the securities in the fund represent direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, the option to purchase the securities is subject to the Conditions described in note 13.

The Company used the Black-Scholes option pricing model to determine the fair value of the options using the following assumptions: risk-free rate of 2.19-2.19%; expected life of 1.15 - 5 years; volatility of 70-90% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option. The Company discounted the determined Black-Scholes value by 50% for the options expiring in September 2023, for the probability the Conditions described in note 13 being met.

Copperstate Farms, LLC (“Copperstate”) and Copperstate Farms Investors, LLC (“CSF”)

During the period, the Company received $20,000 from the sale of the shares of Copperstate and CSF, which were previously held as available for sale.

Resolve Digital Health Inc. (“Resolve”)

The Company owns 2,200,026 common shares and 2,200,026 warrants in Resolve at a total cost of $1,000, with a fair value of $1,405 as at February 28, 2019. The Company determined the fair value of its investment based on its net realizable value. Each warrant is exercisable at $0.65 per warrant expiring December 1, 2021.

Green Acre Capital Fund I

The Company committed and invested $2,000 to Green Acre Capital Fund I. The Company determined the fair value of its investment, based on its proportionate share of net assets, to be $4,579 as at February 28, 2019. During the nine-month period, the Company received a return of capital of $700 from this investment.

Green Acre Capital Fund II

During the nine-month period, the Company committed to a $15,000 investment in Green Acre Capital Fund II, and as of the balance sheet date, has funded $3,000. Subsequent to quarter end, the Company and Green Acre Capital Fund II agreed to end the Company’s involvement with the fund. The Company and Green Acre Capital Fund II agreed that the Company would no longer be committed to fund the remaining amount of its investment and in exchange, the Company agreed to sell its interest in the fund to the limited partners for $500. The Company determined that the fair value of its investments, based on its net realizable value, based on its proportionate share of net assets, was $500 as at February 28, 2019.

Green Tank Holdings Corp. (“Green Tank”)

During the period Green Tank completed a 12:1 share split, which resulted in the Company obtaining an additional 1,082,675 shares at no additional cost. The Company owns 1,181,100 preferred shares in Green Tank for a total cost of $500 USD ($650 CAD), with a fair value of $3,130 USD ($4,122 CAD). The Company determined the fair value of its investment, based on Green Tank’s most recent financing.

IBBZ Krankenhaus GmbH Klinik Hygiea (“Krankenhaus”)

The Company owns 25.1% of Krankenhaus, which is the owner and operator of Berlin-based Schöneberg Hospital, for €1,294 ($1,956 CAD). Through this investment, the Company is entitled to 5% of the net income (loss) for the years 2018 to 2021, and 10% of the net income (loss) for the period thereafter. The Company determined that the fair value of its investment, based on Krankenhaus’ most recent financing at the same price, is equal to its carrying value. The Company recognized a loss from the change in fair value of $(5) due to changes in the foreign exchange rate.

Greenwell Brands GmbH (“Greenwell”)

In September 2018, the Company entered into an investment and shareholder agreement with Greenwell for the purchase of 1,250 common shares, for a total cost of €100 ($152 CAD). The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

25

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Rapid Dose Therapeutics Inc. (“RDT”)

In August 2018, the Company entered into a subscription agreement with RDT for the purchase of 7,200,000 common shares, for a total cost of $5,400, with a fair value of $5,976 as at February 28, 2019. During the period, RDT’s common shares began trading on the Canadian Stock Exchange. The Company reclassified this investment from level 3 on fair value hierarchy to level 1 during the three-month period.

HighArchy Ventures Ltd.

In October 2018, the Company entered into a subscription agreement with HighArchy Ventures Ltd. for the purchase of 1,999 Class A shares and 1,999 Class B shares, for a total cost of $9,995. The Company determined that the fair value of its investment, based on the most recent financing at the same price, is equal to its carrying value.

Fire & Flower Inc.

In October 2018, the Company entered into a subscription agreement with Fire & Flower Inc. for the purchase of 2,277,000 common shares, for a total cost of $3,416 with a fair value of $3,620 as at February 28, 2019. During the period, Fire & Flower Inc.’s common shares began trading on the Toronto Stock Exchange Venture.

15.	Promissory notes receivable

	May 31, 2018	Additions	Disposal/ Impairment	February 28, 2019
September 6, 2018 - $59,098 - 12%, due	$ --	$ 59,098	$ (59,098)	$ --
September 6, 2023
September 24, 2018 - $55,000 - 12%, due	--	55,000	--	55,000
September 24, 2023
October 11, 2018 - GBP £4,600 - 3.25%, due	--	7,952	(7,952)	--
October 11, 2021
October 31, 2018 - $6,609 - 12%, due	--	6,609	--	6,609
October 31, 2023
November 1, 2018 - $200 - interest free, due	--	200	--	200
May 1, 2020
	$ --	$ 128,859	$ (67,050)	$ 61,809

During the quarter, the Company impaired the promissory note receivable of £4,600 GBP to $nil (Note 11).

26

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Income taxes and deferred income taxes

A reconciliation of income taxes at the statutory rate with the reported taxes is as follows:

	For the nine months ended February 28,
	2019	2018
Income (loss) before income taxes (recovery)	$ (31,858)	$ 42,579
Statutory rate	26.5%	26.5%

Expected income tax expense (recovery) at combined basic federal and provincial tax rate	(8,442)	11,283

Effect on income taxes of:
Foreign tax differential	(381)	--
Permanent differences	14,496	--
Non-deductible share-based compensation and other expenses	6,094	2,856
Non-taxable portion of losses (gains)	(11,617)	(5,832)
Other	146	(168)
Tax assets not recognized	105	--
	$ 401	$ 8,139

Income tax expense (recovery) is comprised of:
Current	$ 4,698	$ 2,109
Future	(4,297)	6,030
	$ 401	$ 8,139

The following table summarizes the components of deferred tax:

	February 28, 2019	May 31, 2018
Deferred tax assets
Non-capital loss carry forward	$ 16,045	$ 4,567
Capital loss carry forward	--	405
Share issuance and financing fees	7,094	5,443
Unrealized loss	--	916
Other	1,158	27
Deferred tax liabilities
Net book value in excess of undepreciated capital cost	(14)	(1,017)
Intangible assets in excess of tax costs	(100,596)	(64,120)
Unrealized gain	(4,232)	(1,097)
Biological assets and inventory in excess of tax costs	(5,907)	(4,377)
Net deferred tax assets (liabilities)	$ (86,452)	$ (59,253)

17.	Bank indebtedness

The Company secured an operating line of credit in the amount of $1,000 which bears interest at the lender’s prime rate plus 75 basis points. As of February 28, 2019, the Company has not drawn on the line of credit. The operating line of credit is secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first ranking position on a general security agreement.

27

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Promissory note payable

During the prior year, the Company entered into a promissory note with Althea for $700 AUD ($686), as part of the purchase of Althea common shares (note 14), the note is due and payable on December 31, 2020. The Company reached an agreement with Althea where the promissory note amount will be used by Althea to purchase products from the Company in connection with a supply agreement entered into in September 2017.

	February 28, 2019	May 31, 2018
Note payable to Althea Company Pty Ltd - $700 AUD ($686), opening balance,	$ 610	$ 686
non-interest bearing, due and payable on December 31, 2020
Reduction of Promissory note payable balance with respect to products provided	(93)	(63)
Foreign exchange (gain) loss	(28)	(13)
Balance remaining	489	610
Deduct - principal portion included in current liabilities	(489)	(610)
	$ --	$ --

19.	Long-term debt

		February 28, 2019	May 31, 2018
	Term loan - $25,000 - Canadian Five Year Bond interest rate plus 2.73% with a minimum 4.50%, 5 year term, with a 15-year amortization, repayable in blended monthly payments sufficient to repay the loan by July 2033	$ 24,320	$ --
	Term loan - $25,000 - 3.95%, compounded monthly, 5 year term with a 15-year amortization, repayable in equal monthly instalments of $188 including interest, due in April 2022	23,687	24,107
	Term loan - $1,250 - 3.99%, 5-year term, with a 10-year amortization, repayable in	974	1,057
	equal monthly instalments of $13 including interest, due in July 2021
	Mortgage payable - $3,750 - 3.95%, 5-year term, with a 20-year amortization,	3,415	3,515
	repayable in equal monthly instalments of $23 including interest, due in July 2021
	Vendor take-back mortgage owed to related party - $2,850 - 6.75%, 5-year term,	1,450	1,869
	repayable in equal monthly instalments of $56 including interest, due in June 2021
	Term loan - €5,000 - Euro Interbank Offered Rate + 1.79%, 5-year term, repayable in	7,488	--
	quarterly instalments of €250 plus interest, due in December 2023
	Term loan - €5,000 - Euro Interbank Offered Rate + 2.68%, 5-year term, repayable in	7,488	--
	quarterly instalments of €250 plus interest, due in December 2023
	Term loan - €3,500 - Euro Interbank Offered Rate + 1.79%, due on demand	5,242	--
	Term loan - €3,500 - Euro Interbank Offered Rate + 3.68%, due on demand	2,951
		77,015	30,548
Deduct	- unamortized financing fees	(124)	(71)
	- principal portion included in current liabilities	(14,612)	(2,140)
		$ 62,279	$ 28,337

28

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Total long-term debt repayments are as follows:

Next 12 months	$ 14,612
2 years	6,584
3 years	6,299
4 years	6,212
Thereafter	43,308
Balance of obligation	$ 77,015

The term loan of $24,320 was entered into on July 27, 2018 and is secured by a first charge on the property at 223, 231, 239, 265, 269, 271 and 275 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in August 2018. The effective interest rate during the period was 4.68%.

The term loan of $23,687 was entered into on May 9, 2017 and is secured by a first charge on the property at 265 Talbot Street West, Leamington Ontario, a first position on a general security agreement, and an assignment of fire insurance to the lender. Principal payments started on the term loan in March 2018.

The term loan of $974 and mortgage payable of $3,415 were entered into on July 22, 2016 and are secured by a first charge on the property at 265 Talbot Street West, Leamington, Ontario and a first position on a general security agreement.

The vendor take-back mortgage payable of $1,450, owed to a former director of the Company, was entered into on June 30, 2016 in conjunction with the acquisition of the property at 265 Talbot Street West. The mortgage is secured by a second charge on the property at 265 Talbot Street West, Leamington, Ontario.

The Company acquired term loans of $3,000 and $1,201, and a mortgage payable of $1,713 as part of the acquisition of Broken Coast (Note 11). These loans and mortgages were paid in full during the prior year.

The Company acquired term loans initially up to €17,000 ($25,460 CAD) as part of the acquisition of CC Pharma (Note 11). As at February 28, 2019, the Company had amounts outstanding of €15,470 ($23,169 CAD). These term loans are secured against the distribution inventory held by CC Pharma.

20.	Option payment liability

	May 31, 2018	Additions	Settlement	Change in fair value	February 28, 2019
US legalization options	$ --	$ 58,271	$ (38,338)	$ 1,109	$ 21,042
Deduct - current portion	--				(6,765)
	$ --				$ 14,277

During the period, the Company entered into an option agreement to repurchase 64,118,462 Liberty shares in exchange for settlement of a promissory note receivable, expiring September 6, 2023 (Note 13 and Note 14). The cost of this option is an annual fee of $7,668 paid at the beginning of each year; however, the Company also receives $7,092 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $576. The fair value of the payments from this contract was $30,958 at inception, and $23,905 prior to the settlement of this option liability during the period (Note 28) as at February 28, 2019, using a discount rate of 12%.

During the period, the Company entered into an option agreement to repurchase all the securities held by GA Opportunities Corp. at a cost of $55,000, expiring September 24, 2023 (Note 14). The cost of this option is an annual fee of $6,765 paid at the beginning of each year; however, the Company also receives $6,600 of interest income associated with the promissory note receivable, resulting in a net annual cost to the Company of $165. The fair value of the payments from this contract was $27,313 at inception, and $21,042 as at February 28, 2019, using a discount rate of 12%.

29

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Share capital

The Company is authorized to issue an unlimited number of common shares. As at February 28, 2019, the Company has issued 250,581,402 shares, of which 600,000 shares were held and subject to various escrow agreements.

Common Shares	Number of shares	Amount
Balance at May 31, 2018	210,169,924	$ 1,113,981
June 2018 bought deal, net of cash issuance costs	21,835,510	245,925
Broken Coast acquisition	19,963	297
LATAM acquisition	15,678,310	273,900
Warrants exercised	448,518	1,609
Options exercised	2,429,177	14,053
Income tax recovery on share issuance costs	--	3,426
	250,581,402	$ 1,653,191

(a)	Throughout the nine-month period, 448,518 warrants with exercise prices ranging from $1.50 to $20.30 were exercised for a value of $1,609 including any cash consideration.
(b)	Throughout the nine-month period, 2,429,177 shares were issued from the exercise of stock options with exercise prices ranging from $0.60 to $20.19 for a value of $14,053, including any cash consideration.
(c)	In June 2018, the Company closed a bought deal financing in which it issued 21,835,510 common shares at a purchase price of $11.85 per share for $245,925 net of cash issuance costs.
(d)	During the nine-month period, the Company agreed to terms to acquire the remaining 0.14% of Broken Coast (Note 11) and accordingly, the Company agreed to issue 19,963 shares.
(e)	In September 2018, the Company completed the acquisition of LATAM (note 11) in which it issued 15,678,310 common shares at a purchase price of $17.47 per share for $273,900.
(f)	During the period, the Company recognized a $3,426 income tax recovery on share issuance costs.

22.	Warrants

The warrant details of the Company are as follows:

Type of warrant	Expiry date	Number of warrants	Weighted average price	Amount
Warrant	December 2, 2019	900,814	1.50	--
Warrant	September 26, 2021	200,000	3.14	360
Nuuvera warrant	February 14, 2020	1,293,803	20.30	976
		2,394,617	$ 11.79	$ 1,336

	February 28, 2019		May 31, 2018
	Number of warrants	Weighted average price	Number of warrants	Weighted average price
Outstanding, beginning of the period	2,843,138	$ 10.52	3,885,908	$ 1.61
Issued during the period	--	--	1,345,866	20.30
Exercised during the period	(448,518)	3.70	(2,388,636)	1.54
Cancelled during the period	(3)	1.75	--	--
Outstanding, end of the period	2,394,617	$ 11.79	2,843,138	$ 10.52

In March 2018, the Company completed the acquisition of Nuuvera (Note 11) in which it reserved 1,345,866 common shares for issuance to the holders of certain common share purchase warrants of Nuuvera (“Nuuvera Warrants”). There are 3,795,450 Nuuvera Warrants, exercisable for Nuuvera shares at an exercise price of $7.20 per share, at which time, the Nuuvera shares would convert to 0.3546 Aphria shares and $0.62 cash.

30

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Stock options

The Company adopted a stock option plan under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire common shares of the Company. The maximum number of common shares reserved for issuance of stock options that can be granted under the plan is 10% of the issued and outstanding common shares of the Company. The options granted can be exercised for up to a maximum of 10 years and vest as determined by the Board of Directors. The exercise price of each option can not be less than the market price of the common shares on the date of grant.

The Company recognized a share-based compensation expense of $12,319 and $20,404 during the three and nine months ended February 28, 2019 (2018 - $5,274 and $19,769). The total fair value of options granted during the period was $21,888 (2018 - $20,158).

	February 28, 2019		May 31, 2018
	Number of options	Weighted average price	Number of options	Weighted average price
Outstanding, beginning of the period	8,956,195	$ 7.60	5,926,001	$ 1.99
Exercised during the period	(2,821,405)	3.99	(2,637,363)	2.30
Issued during the period	2,925,000	13.10	6,703,330	11.12
Cancelled during the period	(576,375)	9.57	(1,035,773)	11.77
Outstanding, end of the period	8,483,415	$ 10.56	8,956,195	$ 7.60
Exercisable, end of the period	4,690,378	$ 8.72	3,919,542	$ 1.36

In June 2018, the Company issued 250,000 stock options at an exercise price of $11.78 per share, exercisable for 3 years to officers of the Company. 83,331 vested immediately and the remainder vest over 2 years.

In July 2018, the Company issued 820,000 stock options at an exercise price between $11.51 and $11.85 per share, exercisable for 5 years to employees of the Company. 50,000 vested immediately and the remainder vest over 3 years.

In September 2018, the Company issued 250,000 stock options at an exercise price of $19.38, exercisable for 5 years to employees of the Company. Nil vested immediately and the remainder vest over 3 years.

In October 2018, the Company issued 80,000 stock options at an exercise price of $19.70, exercisable for 5 years to employees of the Company. Nil vested immediately and the remainder vest over 3 years.

In February 2019, the Company issued 1,525,000 stock options at an exercise price between $9.92 and $13.31, exercisable for 3 to 5 years to officers and employees of the Company. 1,100,000 vested immediately and the remainder vest over 3 years.

31

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The outstanding option details of the Company are as follows:

Expiry date	Weighted average exercise price	Number of options	Vested and exercisable
June 2019	$ 0.60	230,000	230,000
September 2019	$ 3.00	42,365	42,365
October 2019	$ 3.47	7,400	7,400
November 2019	$ 3.90	658,685	658,685
December 2019	$ 5.25	400,000	33,333
January 2020	$ 5.72	1,834	1,834
April 2020	$ 7.92	38,334	5,000
June 2020	$ 5.44	150,000	133,333
July 2020	$ 5.24	600,645	470,632
September 2020	$ 0.85	185,000	185,000
October 2020	$ 6.90	296,666	159,999
November 2020	$ 9.05	136,667	43,333
November 2020	$ 9.28	50,000	33,333
December 2020	$ 14.06	100,000	66,666
January 2021	$ 21.70	10,000	6,666
January 2021	$ 22.89	150,000	86,665
January 2021	$ 22.08	50,000	33,333
March 2021	$ 14.39	20,000	6,666
March 2021	$ 9.98	200,000	66,666
March 2021	$ 12.39	50,000	16,666
April 2021	$ 11.40	423,334	186,664
April 2021	$ 9.92	400,000	200,000
April 2021	$ 11.45	66,667	--
May 2021	$ 20.19	908,500	241,832
June 2021	$ 1.40	185,002	185,002
June 2021	$ 11.78	116,665	83,331
July 2021	$ 11.85	150,000	50,000
August 2021	$ 1.64	110,000	89,991
September 2021	$ 19.38	100,000	33,332
October 2022	$ 6.90	74,000	74,000
July 2023	$ 11.51	100,000	--
July 2023	$ 11.85	558,000	--
September 2023	$ 19.38	150,000	--
October 2023	$ 19.70	80,000	--
February 2024	$ 12.77	425,000	--
February 2024	$ 13.31	1,000,000	1,000,000
July 2027	$ 2.52	59,689	59,689
November 2027	$ 6.29	39,792	39,792
March 2028	$ 12.29	119,378	119,378
March 2028	$ 14.38	39,792	39,792
Outstanding, end of the period	$ 10.56	8,483,415	4,690,378

The Company used the Black Scholes option pricing model to determine the fair value of options granted using the following assumptions: risk-free rate of 2.00 - 2.08% on the date of grant; expected life of 3 and 5 years; volatility of 70% based on comparable companies; forfeiture rate of 0%; dividend yield of nil; and, the exercise price of the respective option.

32

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

24.	Non-controlling interest

The following tables summarise the information relating to the Company’s subsidiaries, 1974568 Ontario Ltd. (“Aphria Diamond”), CannInvest Africa Ltd., Verve Dynamics Incorporated (Pty) Ltd. (“Verve Dynamics”), Nuuvera Malta Ltd., Marigold, and ColCanna before intercompany eliminations.

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	February 28, 2019
Current assets	$ 2,690	$ 34	$ --	$ 2,209	$ 91	$ 6,751	$ 11,775
Non-current assets	156,676	3	13,503	644	7,888	112,099	290,813
Current liabilities	(11,452)	(43)	--	(243)	(1,007)	(95)	(12,840)
Non-current liabilities	(129,698)	--	--	(3,151)	(106)	(9,710)	(142,665)
Net assets	18,216	(6)	13,503	(541)	6,866	109,045	147,083

Non-controlling interest %	49%	50%	70%	10%	5%	10%
Non-controlling interest	$ 8,926	$ (3)	$ 9,452	$ (54)	$ 343	$ 10,905	$ 29,569

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	February 28, 2019
Revenue	$ --	$ --	$ --	$ 186	$ --	$ 2	$ 188
Total expenses	1,335	8	--	728	540	524	3,135
Net loss and comprehensive loss	(1,335)	(8)	--	(542)	(540)	(522)	(2,947)

Non-controlling interest %	49%	50%	70%	10%	5%	10%
	$ (654)	$ (4)	$ --	$ (54)	$ (27)	$ (52)	$ (791)

	Aphria Diamond	CannInvest Africa Ltd.	Verve Dynamics	Nuuvera Malta Ltd.	Marigold	ColCanna S.A.S.	May 31, 2018
Current assets	$ 7,313	$ --	$ --	$ --	$ --	$ --	$ 7,313
Non-current assets	83,207	--	--	--	--	--	83,207
Current liabilities	(10,085)	--	--	--	--	--	(10,085)
Non-current liabilities	(60,884)	--	--	--	--	--	(60,884)
Net assets	19,551	--	--	--	--	--	19,551

Non-controlling interest %	49%	0%	0%	0%	0%	0%
Non-controlling interest	$ 9,580	$ --	$ --	$ --	$ --	$ --	$ 9,580

25.	General and administrative expenses

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Executive compensation	$ 1,984	$ 567	$ 3,665	$ 1,227
Consulting fees	1,459	52	3,817	210
Office and general	5,294	537	11,485	1,544
Professional fees	3,657	665	5,704	1,362
Salaries and wages	7,141	651	13,252	1,376
Insurance	1,944	99	3,220	211
Travel and accommodation	598	213	1,758	517
Rent	357	10	660	55
	$ 22,434	$ 2,794	$ 43,561	$ 6,502

33

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

26.	Share-based compensation

Share-based compensation is comprised of:

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Amounts charged to share-based payment reserve in	$ 12,319	$ 5,274	$ 20,404	$ 9,769
respect of share-based compensation
Share-based compensation accrued in the prior period	--	--	--	(44)
Share-based compensation issued on behalf of a	--	--	--	(32)
related party
Shares for services compensation	--	--	--	187
Deferred share units expensed in the period	1,981	685	2,592	788
	$ 14,300	$ 5,959	$ 22,996	$ 10,668

During the period, the Company issued 22,441 deferred share units to certain directors of the Company, under the terms of the Company’s Omnibus Long-Term Incentive Plan. In May 2018, directors and officers of the Company forfeited 312,000 deferred share units which were granted during the prior year.

As at February 28, 2019, the Company had 210,566 deferred share units and 96,000 restricted share units outstanding.

27.	Non-operating income (loss)

Non-operating income (loss), is comprised of:

	For the three months ended February 28,		For the nine months ended February 28,
	2019	2018	2019	2018
Non-operating income (loss):
Consulting revenue	$ --	$ 213	$ --	$ 689
Foreign exchange (loss) gain	105	(62)	(148)	69
Gain (loss) on marketable securities	(41)	(502)	(151)	(2,193)
Loss on sale of capital assets	--	(184)	--	(191)
Gain on dilution of ownership in equity investee	--	--	2,210	7,535
Loss from equity investees	(8)	--	(830)	(9,281)
Gain on sale of equity investee	--	26,347	57,351	26,347
Deferred gain on sale of intellectual property	--	233	340	700
Interest income	4,433	1,970	11,528	4,549
Interest expense	(854)	(349)	(2,035)	(1,016)
Unrealized (loss) gain on convertible notes	(3,949)	(52)	(1,087)	576
Gain (loss) on long-term investments	(29,968)	14,544	23,235	39,701
Unrealized loss on financial liabilities	(134)	(16,850)	(1,109)	(16,850)
	$ (30,416)	$ 25,308	$ 89,304	$ 50,635

34

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

28.	Gain (loss) on long-term investments

Gain (loss) on long-term investments for the three and nine months ended February 28, 2019 is comprised of:

Investment	Proceeds	Opening fair value / cost	Gain (loss) on disposal	Change in fair value	Total
Level 1 on fair value hierarchy
CannaRoyalty Corp. - shares	$ 4,111	$ 3,765	$ 346	$ --	$ 346
MassRoots, Inc. - shares	1	164	(163)	--	(163)
North Bud Farms Inc. - shares	373	253	120	--	120
Hiku Brands Company Ltd. - shares	30,542	13,558	16,984	--	16,984
Scythian Biosciences Corp. - shares	6,609	8,901	(2,292)	--	(2,292)
Level 2 on fair value hierarchy
Hiku Brands Company Ltd. - warrants	17,611	18,693	(1,082)	--	(1,082)
Scythian Biosciences Corp. - warrants	--	661	(661)	--	(661)
Level 3 on fair value hierarchy
Copperstate Farms, LLC - shares	5,300	5,300	--	--	--
Copperstate Farms Investors, LLC - shares	14,700	14,700	--	--	--
US legalization options	47,448	58,025	(10,577)	--	(10,577)
Long-term investments (Note 14)	--	--	--	20,560	20,560
Nine months ended February 28, 2019	$ 126,695	$ 124,020	$ 2,675	$ 20,560	$ 23,235
Less transactions in previous quarters:
November 30, 2018	79,247	65,995	13,252	39,951	53,203
Three months ended February 28, 2019	$ 47,448	$ 58,025	$ (10,577)	$ (19,391)	$ (29,968)

29.	Earnings (loss) per share

The calculation of earnings (loss) per share for the three months ended February 28, 2019 was based on the net (loss) income attributable to common shareholders of $(108,209) (2018 - $12,944) and a weighted average number of common shares outstanding of 250,149,598 (2018 - 161,120,698) calculated as follows:

	2019	2018
Basic earnings (loss) per share:
Net income (loss) for the period	$ (108,209)	$ 12,944
Average number of common shares outstanding during the period	250,149,598	161,120,698
Earnings (loss) per share - basic	$ (0.43)	$ 0.08

	2019	2018
Diluted earnings per share:
Net income (loss) for the period	$ (108,209)	$ 12,944

Average number of common shares outstanding during the period	250,149,598	161,120,698
"In the money" warrants outstanding during the period	--	2,077,483
"In the money" options outstanding during the period	--	4,296,422
	250,149,598	167,494,603
Earnings (loss) per share - diluted	$ (0.43)	$ 0.08

35

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The calculation of earnings (loss) per share for the nine months ended February 28, 2019 was based on the net income (loss) attributable to common shareholders of $(32,259) (2018 - $34,440) and a weighted average number of common shares outstanding of 240,106,147 (2018 - 147,274,372) calculated as follows:

	2019	2018
Basic earnings (loss) per share:
Net income (loss) for the period	$ (32,259)	$ 34,440
Average number of common shares outstanding during the period	240,106,147	147,274,372
Earnings (loss) per share - basic	$ (0.13)	$ 0.23

	2019	2018
Diluted earnings per share:
Net income (loss) for the period	$ (32,259)	$ 34,440

Average number of common shares outstanding during the period	240,106,147	147,274,372
"In the money" warrants outstanding during the period	--	2,005,656
"In the money" options outstanding during the period	--	3,909,745
	240,106,147	153,189,773
Earnings (loss) per share - diluted	$ (0.13)	$ 0.22

30.	Change in non-cash working capital

Change in non-cash working capital is comprised of:

	For the nine months ended February 28,
	2019	2018
Decrease (increase) in accounts receivable	$ (6,196)	$ (3,231)
Decrease (increase) in other current assets	4,491	(4,519)
Decrease (increase) in inventory, net of fair value adjustment	(20,822)	(3,609)
Decrease (increase) in biological assets, net of fair value adjustment	(9,707)	1,081
Increase (decrease) in accounts payable and accrued liabilities	8,198	2,974
Increase (decrease) in income taxes payable	(2,036)	2,087
Increase (decrease) in deferred revenue	16,182	--
	$ (9,890)	$ (5,217)

31.	Financial risk management and financial instruments

Financial instruments

The Company has classified its cash and cash equivalents, marketable securities, long-term investments, and embedded derivatives as fair value through profit or loss (“FVTPL”), accounts receivable and other current assets as loans and receivables, and accounts payable and accrued liabilities, promissory notes payable, and long-term debt as other financial liabilities. The convertible notes receivable are accounted for on an amortized cost basis.

The carrying values of accounts receivable and other current assets, accounts payable and accrued liabilities, and promissory notes payable approximate their fair values due to their short periods to maturity.

A portion of the Company’s long-term debt, totaling $29,526 is subject to fixed interest rates. The Company’s long-term debt is valued based on discounting the future cash outflows associated with the long-term debt. The discount rate is based on the incremental premium above market rates for Government of Canada securities of similar duration. In each period thereafter, the incremental premium is held constant while the Government of Canada security is based on the then current market value to derive the discount rate. The fair value of the Company’s portion of long-term debt subject to fixed interest rates as at February 28, 2019, was $28,546.

36

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

Fair value hierarchy

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. Cash and cash equivalents are Level 1. The hierarchy is summarized as follows:

Level 1	quoted prices (unadjusted) in active markets for identical assets and liabilities
Level 2	inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
Level 3	inputs for assets and liabilities not based upon observable market data

	Level 1	Level 2	Level 3	February 28, 2019
Financial assets at FVTPL
Cash and cash equivalents	$ 107,502	$ --	$ --	$ 107,502
Marketable securities	27,234	--	--	27,234
Convertible notes receivable	--	--	30,042	30,042
Long-term investments	49,002	--	76,323	125,325
Outstanding, end of the period	$ 183,738	$ --	$ 106,365	$ 290,103

	Level 1	Level 2	Level 3	May 31, 2018
Financial assets at FVTPL
Cash and cash equivalents	$ 59,737	$ --	$ --	$ 59,737
Marketable securities	45,062	--	--	45,062
Convertible notes receivable	--	--	18,071	18,071
Long-term investments	33,600	2,567	29,861	66,028
Outstanding, end of the period	$ 138,399	$ 2,567	$ 47,932	$ 188,898

The following table presents the changes in level 3 items for the three and nine months ended February 28, 2019:

	Unlisted equity securities	Trading derivatives	Total
Closing balance May 31, 2018	$ 29,861	$ 18,071	$ 47,932
Acquisitions	68,309	15,000	83,309
Disposals	(46,969)	(1,942)	(48,911)
Unrealized gain on fair value	25,122	(1,087)	24,035
Closing balance February 28, 2019	$ 76,323	$ 30,042	$ 106,365

Financial risk management

The Company has exposure to the following risks from its use of financial instruments: credit; liquidity; currency rate; and, interest rate price.

(a)	Credit risk

The maximum credit exposure at February 28, 2019 is the carrying amount of cash and cash equivalents, marketable securities, accounts receivable and other current assets, convertible notes receivable and promissory notes receivable. The Company does not have significant credit risk with respect to customers. All cash and cash equivalents are placed with major Canadian financial institutions. Marketable securities are placed with major Canadian investment banks and are represented by investment grade corporate bonds.

37

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

The Company mitigates its credit risk and volatility on its marketable securities through its investment policy, which permits investments in Federal or Provincial government securities, Provincial utilities or bank institutions and Investment grade corporate bonds.

	Total	0-30 days	31-60 days	61-90 days	90+ days
Trade receivables	$ 44,142	$ 38,978	$ 3,449	$ 623	$ 1,092
		88%	8%	1%	3%

(b)	Liquidity risk

As at February 28, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities, which has contractual maturity dates within one-year, promissory note payable, which has a contractual maturity within 15 months and long-term debt, which has contractual maturities over the next five years. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position at February 28, 2019, management regards liquidity risk to be low.

(c)	Currency rate risk

As at February 28, 2019, a portion of the Company’s financial assets and liabilities held in United States Dollars (“USD”) and Euros consist of cash and cash equivalents, marketable securities, convertible notes receivable, long-term investments and a promissory note payable. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in the functional currency. The Company is exposed to currency rate risk in other comprehensive income, relating to foreign subsidiaries which operate in a foreign currency. The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currency cash flows as management has determined that this risk is not significant at this point in time.

The Company is exposed to unrealized foreign exchange risk through its cash and cash equivalents. As at February 28, 2019, the majority of the Company’s cash and cash equivalents was in Canadian dollars, and therefore the Company did not have significant exposure to unrealized foreign exchange risk.

(d)	Interest rate price risk

The Company manages interest rate risk by restricting the type of investments and varying the terms of maturity and issuers of marketable securities. Varying the terms to maturity reduces the sensitivity of the portfolio to the impact of interest rate fluctuations.

(e)	Capital management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its cash and cash equivalents and marketable securities as capital.

38

Aphria Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months and nine months ended February 28, 2019 and February 28, 2018

(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

32.	Commitment and contingencies

The Company has a lease for rental office space from December 2018 to November 30, 2028. The Company has committed purchase orders outstanding at February 28, 2019 related to capital asset expansion of $43,687, all of which are expected to be paid within the next year. Minimum payments payable over the next five years are as follows:

Years ending February 28,
2019	$ 43,997
2020	315
2021	331
2022	336
Thereafter	2,155
$ 47,134

From time to time, the Company and/or its subsidiaries may become defendants in legal actions arising out of the ordinary course and conduct of its business.

During the nine-month period, the Company was served statements of claims in class action lawsuits against the Company and certain of its officers and former officers. These claims relate to alleged misconduct in connection with the Company’s acquisitions of LATAM Holdings Inc. (“LATAM”) and Nuuvera Inc., and the Company’s June 2018 securities offering. At the present time, the Company is aware of five such claims, two of which were commenced in the United States and three of which were commenced in Canada. The U.S. claims include alleged violations of Section 10(b) of the Exchange Act, Rule 10b-5 under the Exchange Act and Section 20(a) of the Exchange Act. The Canadian claims include alleged statutory and common law misrepresentation and oppression. The Company intends to vigorously defend itself in each of these actions. With respect to the cases commenced in the United States, the Company is self-insured for the costs associated with any award or damages arising from such actions and have entered into indemnity agreements with each of the directors and officers and, subject to certain exemptions, will cover any costs incurred by them in connection with any of the class action claims. With respect to the cases commenced in Canada, the Company’s insurance policies may not be sufficient to cover any judgments against the Company. As at February 28, 2019, the Company has not recorded any uninsured amount related to this contingency.

33.	Segment reporting

The Company operates in two segments. 1) cannabis operations, which encompasses the production, distribution and sale of both medical and recreational cannabis and 2) distribution operations, which encompasses the purchase and resale of medical products to pharmacies. The distribution operations are carried out through the Company’s wholly owned subsidiaries ABP and CC Pharma.

In the three and nine months ended February 28, 2019, the Company recorded $57,599 and 58,745 in net revenue (2018 - $nil and $nil), $1,991 and $2,065 in net income (2018 - $nil and $nil) related to distribution operations. As at February 28, 2019 the Company has $6,864 of capital assets and $42,611 of intangibles related to distribution operations.

In the three and nine months ended February 28, 2019, the Company recognized $58,311 and $59,605 of revenue outside of Canada. As at February 28, 2019 the Company has $19,612 of capital assets and $366,916 of intangibles which are located outside of Canada.

34.	Subsequent events

The following events occurred subsequent to February 28th, 2019:

(a)	The Company was one of three cultivators awarded a provisional licence for the domestic cultivation of medical cannabis in Germany. The Company was granted 5 of the 13 available lots, each with a minimum annual capacity of 200 kgs.
(b)	The Company has entered into a series of transactions that will accelerate the termination of the unsolicited offer launched by Green Growth Brands. The parties have consented to terminate the bid as of April 15, 2019 thereby resulting in the final and definitive termination of bid on April 25, 2019. As a result of these transactions the Company will receive cash proceeds of $89,000 to liquidate an outstanding promissory note, the remaining US legalization options and option payment liability.

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